Exhibit 99.1

2003 half year report

PRESIDENT AND CEO’S LETTER TO SHAREHOLDERS

Dear Shareholder,

In the first half of 2003, our industry weathered the “perfect storm”, as an unprecedented number of negative factors combined to weaken dramatically consumer demand for luxury good products.  First, the war in Iraq substantially reduced international travel and tourism and, by creating an environment of global political uncertainty, discouraged local customers from purchasing luxury goods.  Second, the outbreak of SARS in March led to steep sales declines in Hong Kong, Singapore and China and significantly depressed travel and tourism to and from South East Asia.  Third, the Euro’s sharp appreciation vis-à-vis the US dollar and Japanese yen added further difficulty by making travel to and purchases within Europe much more expensive for American and Asian tourists.  This undercut sales in tourist destinations - including Milan, Rome, Florence, Venice and Paris - which are among our most important markets.  Finally, the largest European economies weakened and consumer confidence fell, leading to restrained luxury goods purchases among local customers, particularly in Italy and France.

We responded to this environment with initiatives to improve results as quickly as possible and to strengthen the Group for the long term.  Our creative teams have developed collections that are commercially successful, notably the Fall/Winter collections which are now in stores and which are providing the basis for improved sales.  Our managers have continued to enhance systems and logistics to improve product quality, delivery and store performance.  And we have examined each division’s and region’s cost structure to identify savings opportunities, having frozen hiring and reduced headcount in order to rebalance staffing and costs with current sales levels.

While the unprecedented circumstances led to a decline in earnings in the first half, since this Summer the Group has once again begun to experience very positive growth. Thus, though we suffered the perfect storm, our strict cost control, current sales trends as well as trade response to the Spring/Summer 2004 collection are reason for optimism for the second half of 2003 and beyond.

Gucci

The first half results reflected fully the adverse trading conditions that negatively affected both sales and the gross margin.  Revenues declined 7.6%.  Gucci suffered particularly in Europe and the United States where weak local demand and the fall in tourist spend led to sales declines of 10.5% and 8.2%, respectively.  By contrast, retail sales growth in certain Asian markets – Japan; Taiwan; South Korea – was positive thanks to Gucci’s excellent brand equity and relatively good trading conditions in the Far East.

While sales of most product categories were lower in the half, it is critical to point out that on a constant currency basis sales of leather goods in the second quarter increased 1.3%, while sales of jewelry advanced 3.0% in the half and 11.9% in the second quarter.  Conversely, very difficult trading in the global watch business led to a double-digit fall in timepiece sales.  However, I am confident that a strong pipeline of new product will allow Gucci’s watch business to rebound firmly in the second half.

I want to emphasize that notwithstanding lower sales and the consequent higher incidence of retail inventory markdowns, Gucci continued to achieve excellent profitability.  The 22.3% operating margin before goodwill amortization is one of the highest in the luxury industry.  We moved aggressively to reduce non-strategic variable and discretionary costs in order to maximize profits, but at the same time we have maintained a high level of product development and communication expenditures to ensure continued demand for Gucci’s exceptional product collections.

Most important, following two difficult collections, recently major US retailers have reported that Gucci’s current performance is one of the best in our industry.  This is borne out by the fact that since August with the arrival of the Fall/Winter 2003 collection, Gucci’s Directly Operated Stores have achieved significant double-digit growth in all regions of the world and retailers have increased their re-orders for the Fall merchandise and placed strong initial orders for Spring 2004 product.  I am therefore confident that Gucci will have a strong performance this Fall.

Yves Saint Laurent

Yves Saint Laurent’s sales growth slowed in the first half, in large part given the brand’s heavy exposure to Europe and the United States, where trading conditions were particularly harsh.  These markets together represent about 75% of Yves Saint Laurent’s business.  However, while revenues advanced only modestly, closer inspection of the top line reveals that retail sales in constant currency were up 7.3% in the half, while sales of leather goods and shoes advanced 85.5% and 38.9%, respectively.  Moreover, trends improved markedly in the course of the half.  Retail sales in the second quarter advanced 22.8% on a constant currency basis, led by a 91% jump in leather goods sales.

While Yves Saint Laurent’s losses increased from last year, much of this was due to significant investment in stores, communication and product development.  So I note that though the losses are disappointing, the investments made today are the basis of growth for the coming seasons.

Future growth will be driven partly by important recent store openings, including flagships in Hong Kong, Paris, London and Beverly Hills and boutiques in New York and Rome.  These new stores have allowed Yves Saint Laurent to reach the appropriate store network for the next stage of its development.  I expect significantly reduced capital expenditures for Yves Saint Laurent in 2004 and 2005.

YSL Beauté

In the first half, YSL Beauté achieved 7.2% constant currency sales growth, a notable accomplishment given the exceptionally difficult market conditions.  Two trends dominated trading this Spring.  First, fragrance and cosmetic retailers throughout the world reacted to the negative environment by significantly reducing their purchases. For YSL Beauté, this made sell-in – particularly of newly launched product – very challenging.  Second, due to the fall in travel and tourism, industry sales in the travel and duty free channel weakened considerably.  This, too, proved challenging for YSL Beauté.

Sales of Yves Saint Laurent brand product, measured in constant currency, advanced 5.2% thanks to excellent performance from make-up and the continued success of M7, launched last year. I am pleased by the excellent performance of Essenza di Zegna, the men’s fragrance for Ermenegildo Zegna, in spite of tough market conditions.  The recently launched fragrances Kingdom for Alexander McQueen and Stella for Stella McCartney are performing well notwithstanding the resistance of retailers to take on new brands in difficult market conditions.  These fragrances provide excellent broad marketing exposure to these brands.  After the losses in the first half stemming from product development costs, YSL Beauté expects to enjoy healthy profit in the second half of the year.

Other Operations

• Bottega Veneta:

Bottega Veneta has continued to achieve extraordinary growth. Retail sales, measured in constant currency, advanced 70.1% in the first half. Creative Director Thomas Maier has continued to develop beautiful product collections that have met with great acclaim from the press and consumers.  Bottega Veneta clearly is emerging as a leading prestige leather goods house, and we expect it to continue to grow sales substantially and move towards profitability in the near future.

• Boucheron:

At Boucheron we opened key stores in London, Paris and Tokyo in late 2002.  We believe that we must now concentrate on developing commercially accessible product lines, which will permit the brand to grow in revenues and consumer awareness before proceeding to open further stores.

• Sergio Rossi:

Sergio Rossi’s results in the first half have suffered from the general slowdown in the luxury goods business.  However, we have been very encouraged by the recent growth in Japan, where we have seen a very strong performance from a recently opened shop-in-shop in Isetan in Shinjuku Tokyo. In addition, the new CEO, Claudio Paulich, is concentrating on improving production efficiency in order to boost gross and operating margins.

• Emerging Brands:

Each of our emerging brands achieved excellent sales growth. Stella McCartney and Alexander McQueen each more than doubled sales, while Balenciaga generated a 51.9% increase in revenues.  In the course of the first half, Alexander McQueen opened stores in London and Milan, while Stella McCartney, too, inaugurated an important boutique in London and, in September, a store in Los Angeles.  The excellent press and trade response to the Spring/Summer 2004 fashion shows, which took place in mid-October, bodes well for continued strong growth next year.

In conclusion, while the first half was an especially difficult period for the luxury goods industry, the excellent performance of our Group since August and the positive response to the recently presented Spring/Summer 2004 collections make me particularly optimistic about the second half of 2003.

As this report was going to press, Tom Ford and I announced that we will be leaving the Company at the end of April 2004.  We take great pride in what we have achieved over the last nine years.  We developed a unique combination of creativity and entrepreneurship which allowed us to transform the Gucci Group from the small business with modest sales and precarious finances that I joined in 1994 into a world-class luxury powerhouse.  In the process, we have created significant wealth and benefits for all our stakeholders.

One of the things that I am most proud of is that we have never forgotten our independent minority shareholders, and in the end, assured that they would earn a handsome profit on their investment in Gucci.

Sincerely,

/s/ Domenico De Sole
Domenico De Sole
President and Chief Executive Officer
Chairman of the Management Board

FINANCIAL STATEMENTS AND NOTES

GUCCI GROUP N.V.

Consolidated statements of income for the six month periods ended:

(In thousands of Euros, except per share and share-amounts) (unaudited)

	July 31, 2003	July 31, 2002
Net revenues	1,150,744	1,184,751
Cost of goods sold	390,729	375,327
Gross profit	760,015	809,424
Selling, general and administrative expenses	741,937	695,905
Goodwill and trademark amortization	60,399	61,675
Operating (loss) profit	(42,321)	51,844
Other expenses, net	47	1,870
Financial income, net	12,430	30,812
Foreign exchange gain (loss), net	9,222	(1,247)
(Loss) profit before income taxes and minority interests	(20,716)	79,539
Income tax benefit (expense), net	38,647	(4,289)
Net income before minority interests	17,931	75,250
Minority interests	(5,912)	(3,105)
Net income for the period	23,843	78,355

Net income per share of common stock - basic	0.24	0.77
Weighted average number of shares – basic	99,101,118	101,243,294
Net income per share of common stock - diluted	0.24	0.76
Weighted average number of shares and share equivalents - diluted	100,291,728	102,874,301

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Consolidated balance sheets at:

(In thousands of Euros)

	July 31, 2003	January 31, 2003*
	(unaudited)
Assets

Current assets
Cash and cash equivalents	2,690,153	2,934,578
Trade receivables, net	310,589	331,834
Inventories, net	549,502	472,028
Deferred tax assets	236,918	191,219
Current value of hedge derivatives	115,791	110,559
Other current assets	327,892	326,186
Total current assets	4,230,845	4,366,404
Non-current assets
Long-term financial assets	246,472	256,089
Property, plant and equipment, net	955,072	912,497
Goodwill, trademarks, other intangible assets and deferred charges, net	2,036,031	2,110,015
Deferred tax assets	76,515	72,452
Other non-current assets	64,776	63,150
Total non-current assets	3,378,866	3,414,203
Total assets	7,609,711	7,780,607

* Extracted from audited fiscal year 2002 balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Consolidated balance sheets at:

(In thousands of Euros)

	July 31, 2003	January 31, 2003*
	(unaudited)
Liabilities and shareholders’ equity

Current liabilities
Bank overdrafts and short-term loans	544,348	630,534
Share capital reimbursement payable to shareholders	1,347,005	—
Trade payables and accrued expenses	474,490	478,479
Deferred tax liabilities and income tax payable	140,941	151,750
Other current liabilities	109,659	119,262
Total current liabilities	2,616,443	1,380,025
Non-current liabilities
Long-term financial payables	1,323,861	1,202,411
Pension liabilities and severance indemnities	53,664	50,831
Long-term tax payable and deferred tax liabilities	349,482	373,159
Other long-term liabilities	39,815	38,182
Total non-current liabilities	1,766,822	1,664,583
Total liabilities	4,383,265	3,044,608
Minority interests	54,793	64,566

Shareholders’ equity
Share capital	104,804	104,688
Contributed surplus	1,428,292	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(262,911)	(173,274)
Accumulated other comprehensive income	732,237	754,119
Net result for the period	23,843	226,754
Total shareholders’ equity	3,171,653	4,671,433
Total liabilities, minority interests and shareholders’ equity	7,609,711	7,780,607

* Extracted from audited fiscal year 2002 balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Condensed consolidated statements of cash flows for the six month periods ended:

(In thousands of Euros) (unaudited)

	July 31, 2003	July 31, 2002
Cash flow (used in) provided by operating activities
Net result for the period	23,843	78,355
Depreciation	48,702	41,969
Amortization	72,160	71,159
Fixed assets write-off for restructuring	9,304	—
Net change in assets and liabilities	(176,889)	(114,691)
Cash flow (used in) provided by operating activities	(22,880)	76,792
Cash flow used in investing activities	(139,744)	(177,649)
Cash flow (used in) provided by financing activities
Issuance of long-term debt, net	157,609	241,858
Dividends	(49,797)	(50,709)
Share capital reimbursement payable to shareholders	(1,347,005)	—
Shares repurchased	(281,573)	(48,876)
Proceeds from the exercise of stock options and other movements	176,087	38,289
Cash flow (used in) provided by financing activities	(1,344,679)	180,562
(Decrease) increase in cash, net of short-term financial indebtedness	(1,507,303)	79,705
Effect of exchange rates on cash (short-term financial indebtedness), net	2,059	26,180
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the period	2,304,044	2,199,749
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the period	798,800	2,305,634
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,690,153	2,728,148
Bank overdrafts and short-term loans	(544,348)	(422,514)
Share capital reimbursement payable to shareholders	(1,347,005)	—
Cash and cash equivalents, net	798,800	2,305,634

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders’ equity and comprehensive income:

(In thousands of Euros, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other compre- hensive income	Net result of the period	Total
Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares released from treasury for option exercise	1,239,607	—	(3,198)	—	40,870	—	—	37,672
Shares repurchased	(550,000)	—	—	—	(48,876)	—	—	(48,876)
Other	—	—	—	617	—	—	—	617
Net income for the period	—	—	—	—	—	—	78,355	78,355
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	63,234	—	63,234
- Fair value reserve	—	—	—	—	—	7,969	—	7,969
- Foreign currency adjustments (including tax of € (4.9) million)	—	—	—	—	—	(30,858)	—	(30,858)
Total other comprehensive income	—	—	—	—	—	40,345	—	40,345
Comprehensive income	—	—	—	—	—	—	—	118,700

Balance at July 31, 2002	101,412,010	103,654	2,792,171	969,958	(68,148)	739,837	78,355	4,615,827
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for option exercise	54,667	—	(260)	—	3,877	—	—	3,617
Shares repurchased	(1,250,595)	—	—	—	(109,623)	—	—	(109,623)
Other	11,229	1,026	(1,904)	(1,213)	620	—	—	(1,471)
Net income for the period	—	—	—	—	—	—	148,399	148,399
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	43,347	—	43,347
- Fair value reserve	—	—	—	—	—	(2,762)	—	(2,762)
- Foreign currency adjustments (including tax of € 12.6 million)	—	—	—	—	—	(26,303)	—	(26,303)
Total other comprehensive income	—	—	—	—	—	14,282	—	14,282
Comprehensive income	—	—	—	—	—	—	—	162,681

Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase	—	1,387,116	(1,387,116)	—	—	—	—	—
Return of Capital to Shareholders	—	(1,387,116)	40,111	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—	176,957	—	—	(176,957)	—
Dividends	—	—	—	—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—	—	(281,573)	—	—	(281,573)
Shares released from treasury for option exercise	2,579,114	—	(24,052)	—	193,441	—	—	169,389
Shares issued for option exercise	113,695	116	6,582	—	—	—	—	6,698
Other	35,918	—	2,366	(314)	(1,505)	—	—	547
Net income for the period	—	—	—	—	—	—	23,843	23,843
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	(3,992)	—	(3,992)
- Fair value reserve	—	—	—	—	—	499	—	499
- Foreign currency adjustments (including tax of € (0.1) million)	—	—	—	—	—	(18,389)	—	(18,389)
Total other comprehensive income	—	—	—	—	—	(21,882)	—	(21,882)
Comprehensive income	—	—	—	—	—	—	—	1,961
Balance at July 31, 2003	99,759,991	104,804	1,428,292	1,145,388	(262,911)	732,237	23,843	3,171,653

The accompanying notes are an integral part of these consolidated financial statements.

All amounts (unless otherwise indicated) are in thousands of Euros

Note 1 - Basis of presentation

The consolidated balance sheet as of July 31, 2003, the consolidated statements of income, the condensed consolidated statements of cash flows and the statements of changes in consolidated shareholders’ equity and comprehensive income of Gucci Group N.V. (the “Group”; the “Company”) for the six months ended July 31, 2003 and 2002 are unaudited.  In the opinion of the management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included herein. The results of these interim periods are not necessarily indicative of the results for the entire year. The balance sheet at January 31, 2003 is extracted from the balance sheet in the Annual Report for the 2002 fiscal year (“2002 Annual Report”).

The 2003 semi-annual consolidated financial statements have been prepared in accordance with IAS 34 - “Interim Financial Reporting”. In the preparation of these financial statements, the Group has followed the same accounting policies used in the Company’s 2002 Annual Report. The semi-annual consolidated financial statements as at and for the period ended July 31, 2003 should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2002 Annual Report.

Note 2 - Segment Information

The following table presents information about the Company by segment of activity:

	July 31, 2003	July 31, 2002
Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	624,151	664,784
Revenues from other segments	6,071	6,710
Total revenues	630,222	671,494
Operating profit before goodwill amortization	141,324	172,961
Goodwill amortization	1,209	4,701
Operating profit after goodwill amortization	140,115	168,260
Gucci Group Watches (1)
Revenues from external customers:
Gucci	57,550	73,716
Other Brands	11,602	13,544
Total revenues from external costumers	69,152	87,260
Revenues from other segments	7,861	7, 994
Total revenues	77,013	95,254
Operating profit before goodwill amortization	6,111	25,823
Goodwill amortization	7,935	6,409
Operating (loss) profit after goodwill amortization	(1,824)	19,414
Yves Saint Laurent
Revenues from external customers	68,084	66,810
Revenues from other segments	12	—
Total revenues	68,096	66,810
Operating (loss) before goodwill and trademark amortization	(41,824)	(31,807)
Goodwill and trademark amortization	11,543	11,549
Operating (loss) after goodwill and trademark amortization	(53,367)	(43,356)

(1)  The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(Segment information continued)

	July 31, 2003	July 31, 2002
YSL Beauté (1)
Revenues from external customers	256,776	256,984
Revenues from other segments	66	46
Total revenues	256,842	257,030
Operating (loss) before goodwill and trademark amortization	(25,249)	(9,091)
Goodwill and trademark amortization	26,109	26,211
Operating (loss) after goodwill and trademark amortization	(51,358)	(35,302)
Other operations (2)
Revenues from external customers	132,581	108,913
Revenues from other segments	19,771	14,131
Total revenues	152,352	123,044
Operating (loss) before goodwill and trademark amortization	(42,875)	(26,653)
Goodwill and trademark amortization	13,603	12,805
Operating (loss) after goodwill and trademark amortization	(56,478)	(39,458)
Corporate
Operating costs	(19,620)	(17,888)
Elimination
Revenues from other segments	(33,781)	(28,881)
Operating loss before goodwill and trademark amortization	211	174
Operating loss after goodwill and trademark amortization	211	174
Consolidated
Revenues from external customers	1,150,744	1,184,751
Operating profit before goodwill and trademark amortization	18,078	113,519
Goodwill and trademark amortization	60,399	61,675
Operating (loss) profit after goodwill and trademark amortization	(42,321)	51,844

(1)  As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the period ended July 31, 2002, which had been included in Other Operations, was reclassified to YSL Beauté as if the integration had occurred on February 1, 2002.

(2)  The Other Operations segment includes revenues from operations which individually are not material to the Group.

Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

Note 3 - Inventories, net

Inventories, net of allowances for excess and obsolete items, were as follows:

	July 31, 2003	January 31, 2003
Finished goods	394,399	333,919
Work in progress	33,362	29,054
Raw materials	121,741	109,055
Inventories, net	549,502	472,028

Note 4 – Other current assets

Other current assets consisted of the following:

	July 31, 2003	January 31, 2003
VAT reimbursement receivables	148,241	149,029
Prepaid expenses	93,564	88,468
Prepaid tax	25,631	30,924
Other	60,456	57,765
Other current assets

327,892

326,186

Note 5 – Long-term financial assets

Long-term financial assets on July 31, 2003 consisted of the following bonds:

	S&P Rating	Nominal value (‘000)		Fair value € (‘000)	Yield	Expiration date
KFW International Finance	AAA	US$	245,000	218,309	2.29%	24/01/2005
DEXIA Municipal Agency	AAA		€27,175	28,163	4.25%	12/01/2007
Total				246,472

During the period movements in long-term financial assets were as follows:

Balance at January 31, 2003	256,089
Change during the period of the fair value	499
Currency translation	(10,116)
Balance at July 31, 2003

246,472

Note 6 – Goodwill, trademarks, other intangible assets and deferred charges, net

Goodwill, trademarks, other intangible assets and deferred charges, net were as follows:

	July 31, 2003	January 31, 2003
Trademarks	1,161,004	1,197,094
Goodwill	651,317	672,145
Other intangible assets and deferred charges	223,710	240,776
Total	2,036,031	2,110,015

Note 7 - Bank overdrafts and short-term loans

Bank overdrafts and short-term loans at July 31, 2003 and January 31, 2003 consisted of the following:

	July 31, 2003			January 31, 2003
Currency	Nominal currency value*	Amount in Euro	Weighted average interest rate	Nominal currency value*	Amount in Euro	Weighted average interest rate
US Dollars	70,815	62,568	2.73%	100,482	92,901	1.63%
Euro	182,805	182,805	2.32%	208,863	208,863	3.03%
Japanese Yen	32,250,537	237,626	0.48%	30,050,245	232,641	0.30%
Swiss Franc	52,680	34,066	0.79%	104,483	71,183	1.08%
Other	N/A	27,283		N/A	24,946
Total	N/A	544,348	1.41%	N/A	630,534	1.63%

* In thousands

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit lines:

On July 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum.

The facility is subject to the following financial covenants:

•                  the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•                  the ratio of Net Financial Indebtedness to Earning Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•                  the ratio of EBITDA to Financial Expenditure, net of any financial income, should not be less than 4:1.

The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

On July 31, 2003, all of the covenants were satisfied.

Moreover, Gucci Group NV is obliged to ensure that the aggregate total assets of certain Group subsidiaries, which are guarantors of the facility, represent no less than 85% of the total assets of the Group.

At July 31, 2003 the Group had additional available lines of credit, which were not firm commitments, totaling € 671.4 million (€ 619.7 million as at January 31, 2003).

Note 8 - Long-term financial payables

Long-term financial payables at July 31, 2003 and January 31, 2003 consisted of the following:

	Floating rate					Fixed rate	Total	Capital		Total	Total
	€	CHF	US$	GBP	Yen	Yen	loans	leases		July 31 2003	January 31 2003
Due between:									(*)
- 1 and 2 years	275,881	86,745	216,469	1,565	27,262	59,822	667,744	1,794		669,538	121,995
- 2 and 3 years	5,679	65,404	—	1,565	12,526	12,702	97,876	2,043		99,919	629,502
- 3 and 4 years	140,679	737	—	1,565	12,526	59,859	215,366	2,267		217,633	211,443
- 4 and 5 years	6,759	737	—	1,565	3,684	164,272	177,017	2,334		179,351	108,527
Due beyond 5 years	34,397	18,525	—	12,058	—	1,282	66,262	90,190		156,452	127,097
	463,395	172,148	216,469	18,318	55,998	297,937	1,224,265	98,628		1,322,893	1,198,564
Other										968	3,847
Total										1,323,861	1,202,411
Weighted average interest rate	2.96%	0.91%	1.50%	4.29%	0.41%	0.77%	1.79%	6.35%		2.13%	2.33%

*  Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after July 31, 2003.

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

The recorded value of long-term liabilities approximates fair value.

Note 9 - Shareholders’ equity

Share Capital

During the period the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million.  The repurchased shares will be held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant to the Company’s stock option plan.

Dividend paid

On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per common share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend.  In 2002 the dividend distributed was US$ 0.50 per share.

The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$ 15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the US$ 101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in April 2004 was reduced by US$ 15.98 per share. This amount was calculated as follows:

•                  US$ 15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

•                  US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Hedging reserve

During the period the movements of the Hedging reserve were as follows:

Balance at January 31, 2003	98,529
Realized change in the value of Cash flow hedges related to transactions completed during the period	(55,268)
Total change of fair value of Cash flow hedges during the period	51,062
Tax on changes during the period	214
Balance at July 31, 2003	94,537

Fair value reserve

During the period the movements of the Fair value reserve were as follows:

Balance at January 31, 2003	2,712
Change of the fair value of available-for-sale investments during the period	499
Currency translation	(106)
Balance at July 31, 2003	3,105

Foreign currency adjustments

During the period the movements of the Foreign currency adjustments reserve were as follows:

Balance at January 31, 2003	(287,571)
Translation of opening net equity and consolidation adjustments	(25,940)
Translation of result for the period	1,625
Translation of long-term inter-company accounts receivable	5,926
Balance at July 31, 2003	(305,960)

Net income per share

The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the period”.

Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	July 31, 2003	January 31, 2003
Denominator in calculating basic net income per share	99,101,118	101,060,751
Add: In the money options outstanding	6,506,955	6,913,971
Less: Treasury shares (*)	5,316,345	5,551,804
Denominator in calculating diluted net income per share	100,291,728	102,422,918

* Theoretical treasury shares which would be acquired from proceeds of exercise of all in the money options outstanding.

2,702,750 options to purchase shares of common stock with an average strike price of US$ 114.56 were outstanding as at July 31, 2003, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the period; accordingly, the inclusion of these 2,702,750 options would have been anti-dilutive in the calculation.

Note 10 – Hedging contracts

During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than Euro, the reporting currency of the Group.

The notional values of the contracts outstanding at July 31, 2003 and January 31, 2003 were the following:

July 31, 2003	Forward	Combination options	Total

US Dollars	179,883	589,899	769,782
Japanese Yen	166,024	519,191	685,215
English Pound	189,487	—	189,487
Hong Kong Dollars	98,246	—	98,246
Korean Won	13,707	—	13,707
Total	647,347	1,109,090	1,756,437

January 31, 2003	Forward	Combination options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109
Total	547,004	1,069,212	1,616,216

Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and payable and financial receivables and payables, denominated in the currencies indicated below.

The contracts outstanding at July 31, 2003 and January 31, 2003 were as follows:

Currencies	July 31, 2003	January 31, 2003

US Dollar	284,888	487,653
Japanese Yen	27,604	22,704
Swiss Franc	79,655	111,976
English Pound	70,015	52,322
Other currencies	27,131	16,600
Total	489,293	691,255

All contracts mature at various dates from August 1, 2003 to January 31, 2005.

All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Note 11 - Subsequent events

On November 4, 2003 Domenico De Sole, Chief Executive Officer, and Tom Ford, Creative Director, announced that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004. Gucci Group’s Supervisory Board has established a committee to select their successors. Both Mr. De Sole and Mr. Ford confirmed their commitment to remain in their positions until April, 30 2004 in order to facilitate the transition to new management.

REPORT OF INDEPENDENT ACCOUNTANTS

We have reviewed the accompanying consolidated balance sheet of Gucci Group N. V. as of July 31, 2003 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for the six-month periods ended July 31, 2003 and 2002. These financial statements are the responsibility of the Group’s management.

We conducted our reviews in accordance with International Standards on Auditing issued by the International Federation of Accountants and with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with International Accounting Standard 34 (Interim Financial Reporting).

PricewaterhouseCoopers Accountants N.V.

November 12, 2003

REPORT OF THE MANAGEMENT BOARD

Introduction

The Report of the Management Board is based on the unaudited consolidated semi-annual financial statements and should be read in conjunction with those statements and the related notes herein. These financial statements were prepared in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”).

Safe Harbor Provisions

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company’s operations are discussed in the Company’s Annual Report on Form 20-F for 2002 as filed with the U.S. Securities and Exchange Commission.

Gucci Group Results

First half periods of 2003 and 2002 ended on July 31, 2003 and July 31, 2002, respectively.

(Million of Euros, except per share amounts)

	First Half 2003		First Half 2002
Group results	€	%	€	%
Revenues	1,150.7	100.0%	1,184.8	100.0%
Gross profit	760.0	66.0%	809.4	68.3%
Operating expenses	727.4	63.2%	695.9	58.7%
Operating profit before goodwill and trademark amortization and restructuring expenses	32.6	2.8%	113.5	9.6%
Restructuring expenses	14.5	1.2%	0.0	0.0%
Operating profit before goodwill and trademark amortization	18.1	1.6%	113.5	9.6%
Goodwill and trademark amortization	60.4	5.2%	61.7	5.2%
Operating profit (loss)	(42.3)	(3.6)%	51.8	4.4%
Net income	23.8	2.1%	78.3	6.6%
Net income per share - diluted	0.24		0.76

(Million of Euros)

	First Half 2003		First Half 2002
Group revenues	€	%	€		%
By Division
Gucci Division(1)	682.7	59.3%	738.6		62.3%
Yves Saint Laurent	68.4	5.9%	66.8		5.6%
YSL Beauté	256.8	22.3%	257.0	(2)	21.7%
Other Operations(3)	165.0	14.3%	139.1	(2)	11.7%
Interdivisional	(22.2)	(1.8)%	(16.7)		(1.3)%
Total	1,150.7	100.0%	1,184.8		100.0%
By Distribution Channel
Directly Operated Stores	573.5	49.8%	594.4		50.2%
Wholesale Distribution	547.1	47.6%	555.2		46.8%
Royalties	30.1	2.6%	35.2		3.0%
Total	1,150.7	100.0%	1,184.8		100.0%
By Region
Europe	507.0	44.0%	516.8		43.6%
United States	238.0	20.7%	234.7		19.8%
Japan	231.5	20.1%	225.3		19.0%
Other Asia	133.0	11.6%	147.2		12.4%
Rest of World	41.2	3.6%	60.8		5.2%
Total	1,150.7	100.0%	1,184.8		100.0%

(1)   Including Gucci Timepieces

(2)   On February 1, 2003, the Boucheron fragrance business was integrated into YSL Beauté.  In order to facilitate comparison with last year, the first half 2002 sales of YSL Beauté and Other Operations have been restated accordingly.

(3)   Alexander McQueen; Balenciaga; Bédat & Co.; Bottega Veneta; Boucheron; Sergio Rossi; Stella McCartney; Industrial Operations.

The “Segment Information” of the notes to the consolidated financial statements contains a segment, “Gucci Group Watches”, which includes Bédat & Co., the wholesale watch activities of Gucci, Yves Saint Laurent and Boucheron and certain industrial watch activities. As management believes that the Group’s performance is best understood through a brand-by-brand analysis, for the purpose of the MD&A it has placed the watch wholesale activities with their respective brands. As a result, the segment data of the consolidated financial results is not identical to that presented in the MD&A.

Adjusted Net Income

The Group’s acquisitions and the application of IAS and IFRS cause goodwill and trademark amortization and restructuring expenses to have a significant impact on net income. Management notes that goodwill and trademark amortization has been calculated applying a maximum 20-year useful life as required by the SEC’s interpretation of IAS and IFRS and that this maximum useful life period is shorter than that allowed by U.S. GAAP and other national accounting standards.

• The Gucci Division’s net income was € 33.3 million, compared to € 100.1 million in first half 2002. Excluding goodwill amortization, the adjusted net income was € 39.6 million (€ 0.39 fully diluted EPS) in first half 2003, compared to € 108.3 million (€ 1.05 fully diluted EPS) last year.

• The Group’s net income was € 23.8 million, compared to € 78.3 million in first half 2002. Excluding goodwill and trademark amortization, the adjusted net income was € 72.5 million (€ 0.72 fully diluted EPS) in first half 2003, compared to € 128.6 million (€ 1.25 fully diluted EPS) last year.

(Million of Euros, except per share and share amounts)

	First Half 2003		First Half 2002
	Gucci Division	Group	Gucci Division	Group
Net income	33.3	23.8	100.1	78.3
Goodwill and trademark amortization, net of tax	6.3	48.7	8.2	50.3
Adjusted net income	39.6	72.5	108.3	128.6
Adjusted net income per share - diluted	0.39	0.72	1.05	1.25
Average number of shares - diluted	100,291,728	100,291,728	102,874,301	102,874,301

GUCCI DIVISION

(Million of Euros)

	First Half 2003		First Half 2002
Revenues	€	%	€	%
By Product
Leather goods	331.3	48.5%	361.8	49.0%
Shoes	89.9	13.2%	89.6	12.1%
Ready-to-wear	95.5	14.0%	100.6	13.6%
Watches	70.0	10.3%	88.8	12.0%
Jewelry	46.0	6.7%	39.6	5.4%
Other	27.2	4.0%	31.7	4.3%
Royalties	21.8	3.2%	26.4	3.6%
Interdivisional	1.0	0.1%	0.1	0.0%
Total	682.7	100.0%	738.6	100.0%
By Distribution Channel
Directly-operated stores	468.2	68.6%	503.9	68.2%
Wholesale distribution(1)	122.9	18.0%	126.3	17.1%
Timepieces and jewelry distribution	68.8	10.1%	81.9	11.1%
Royalties	21.8	3.2%	26.4	3.6%
Interdivisional	1.0	0.1%	0.1	0.0%
Total	682.7	100.0%	738.6	100.0%
By Region
Europe	223.9	32.8%	250.1	33.9%
United States	144.1	21.1%	156.9	21.2%
Japan	181.8	26.6%	182.7	24.7%
Rest of Asia	113.0	16.6%	129.3	17.5%
Rest of world	18.9	2.8%	19.5	2.7%
Interdivisional	1.0	0.1%	0.1	0.0%
Total	682.7	100.0%	738.6	100.0%

(1) Sales to franchise, duty-free, department and specialty stores

In the first half of 2003 Gucci Division revenues declined 7.6% to € 682.7 million from € 738.6 million, while operating profit before goodwill amortization and restructuring decreased 25.1% to € 152.4 million, representing 22.3% of revenues, compared to 27.6% in first half 2002.

Management attributes the bulk of the decline in revenues to substantially weaker consumer demand for luxury goods resulting from the combination of negative factors, including the war in Iraq, SARS in South East Asia, Euro appreciation as well as the negative currency translation effect on reported revenues arising from the revaluation of the Euro compared to other currencies, particularly the US dollar, the Hong Kong dollar and the Japanese yen.

Owing to improved trading conditions and a strong Fall/Winter collection, management expects Gucci’s revenue growth and earnings to improve substantially in the second half of 2003.

In the first half Gucci opened stores in Japan, South Korea and Australia and moved and enlarged its flagship on Bond Street in London. As at July 31, 2003, there were 182 directly operated stores.

(Million of Euros)

	First Half 2003		First Half 2002
	€	%	€	%
Revenues	682.7	100.0%	738.6	100.0%
Gross profit	469.9	68.8%	523.0	70.8%
Operating profit before goodwill amortization and restructuring	152.4	22.3%	203.6	27.6%
Restructuring	2.2	0.3%	0.0	0.0
Goodwill amortization	6.5	1.0%	8.4	1.2%
Operating profit	143.7	21.0%	195.2	26.4%

Revenues

Gucci Division retail sales declined 7.1% (or 4.2% on a constant currency basis) to € 468.2 million owing to the difficult trading environment for luxury goods. On a constant currency basis, retail sales advanced 3.5% in Japan, but decreased 1.4% in non-Japan Asia, 16.2% in Europe and 2.8% in the United States. Declines in American tourism to Europe and in Japanese tourism to Europe, the United States and Asia-pacific tourist locations accounted for a large portion of the sales declines in these areas. By contrast, healthy demand from local customers in Asia supported sales in Japan, South Korea (+31.0% in a constant currency) and Taiwan (+10.3% in a constant currency).

Wholesale distribution declined 2.7% to € 122.9 million, owing mainly to a fall in sales to franchise stores. Sales to duty free and travel retailers as well as to department and specialty stores were only modesty lower (following sharp drops in sales in first half 2002 in the aftermath of September 11, 2001).

Timepiece and jewelry wholesale distribution sales declined 16.0% (or 9.8% on a constant currency basis) to € 68.8 million due to continued weak consumer demand for watches globally and cautious purchases from department and specialty retailers worldwide.

The difficult trading conditions caused Gucci to incur sales declines in almost all product categories. Notably, however, jewelry sales increased 16.3% (or 17.4% on a constant currency basis) thanks to strong consumer response to new merchandise, including gold, precious and semi-precious stones and distinct, signature pieces.

Gross Profit

Gucci’s gross profit was € 469.9 million (68.8% margin), compared to € 523.0 million (70.8% margin) in 2002. The decline in the gross margin owed to several factors, including: full price sell-through levels (lower in 2003); product mix (sale of high-margin leather goods and watches product categories were proportionally lower in 2003); and foreign currency translation of revenues denominated in currencies other than the Euro.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses were € 319.7 million (46.8% of revenues), including € 2.2 million of restructuring costs. In first half 2002 selling, general and administrative expenses were € 319.4 million (43.2% of revenues).

(Million of Euros)

	First Half 2003		First Half 2002
SG&A expenses	€	%	€	%
Revenues	682.7	100.0%	738.6	100.0%
Store	162.3	23.8%	161.3	21.8%
General and administrative	98.4	14.4%	96.0	13.0%
Communication	35.1	5.1%	37.3	5.1%
Selling	13.4	2.0%	14.1	1.9%
Shipping & handling	10.5	1.5%	10.7	1.4%
Total	319.7	46.8%	319.4	43.2%

Store Expenses

Store expenses as a proportion of retail sales increased to 34.7% (€ 162.3 million) from 32.0% (€ 161.3 million) in first half 2002, as a result of important store openings in the course of late 2002 and early 2003 and negative operating leverage (in particular, lower retail sales led to proportionally higher personnel, fixed rent charges and depreciation in certain stores).

(Million of Euros)

	First Half 2003		First Half 2002
Store expenses	€	%	€	%
Store revenues	468.2	100%	503.9	100.0%
Personnel	44.9	9.6%	47.2	9.4%
Fixed rent	27.0	5.8%	27.8	5.5%
Variable rent	37.8	8.1%	41.3	8.2%
Depreciation and amortization	21.1	4.5%	17.9	3.6%
Other	31.5	6.7%	27.1	5.3%
Total	162.3	34.7%	161.3	32.0%

General and Administrative

General and administrative expenses (primarily design, merchandising, information systems and administrative expenses) were € 98.4 million (14.4% of revenues), compared to € 96.0 million (13.0% of revenues in first half 2002).

Communication

Gucci adjusted communication spend to the more subdued trading environment, lowering expenditures to € 35.1 million (5.1% of revenues) from € 37.3 million (5.1% of revenues). Given the Group’s ability to secure advertising space at more advantageous rates in 2003 compared to 2002 and the continued strong editorial coverage accorded to the brand, management believes that current levels of communication expenditure provide Gucci an appropriate public presence as a leader in the luxury goods industry.

Operating Profit

Owing to the lower sales and gross margin as well as to negative operating leverage (though mitigated by strict cost control), the operating profit before goodwill amortization and restructuring declined to € 152.4 million (22.3% margin) from € 203.6 million (27.6% margin).

Restructuring expenses of € 2.2 million related primarily to severance payments and a store closure.  The operating profit was € 143.7 million (21.0% margin), compared to € 195.2 million (26.4% margin) in first half 2002.

YVES SAINT LAURENT

(Million of Euros)

	First Half 2003		First Half 2002
Revenues	€	%	€	%
By Product
Ready-to-wear	31.5	46.0%	39.6	59.3%
Leather goods	20.1	29.4%	11.8	17.7%
Other accessories	11.4	16.7%	8.8	13.1%
Royalties	5.4	7.9%	6.6	9.9%
Interdivisional	0.0	0.0%	0.0	0.0%
Total	68.4	100.0%	66.8	100.0%
By Distribution Channel
Directly-operated stores	36.5	53.4%	37.8	56.6%
Wholesale distribution(1)	26.5	38.7%	22.4	33.5%
Royalties	5.4	7.9%	6.6	9.9%
Interdivisional	0.0	0.0%	0.0	0.0%
Total	68.4	100.0%	66.8	100.0%

(1) Sales to franchise, duty-free, department and specialty stores

In the first half of 2003 Yves Saint Laurent achieved retail and wholesale sales growth on a constant currency basis notwithstanding difficult trading conditions and the business’ predominant exposure to Europe and the Untied States, where conditions were particularly difficult. The company reinforced its position in the luxury goods industry through an enhanced product offering, especially in leather goods and shoes, and further development of its retail and wholesale distribution networks.

During the first half, Yves Saint Laurent inaugurated stores in Beverly Hills (Rodeo Drive) and New York (57th Street, off Fifth Avenue) and an accessory-only store on via Condotti in Rome. In September Yves Saint Laurent opened a flagship in Hong Kong (Canton Road), completed renovation of its Paris flagship (Rue Faubourg St. Honoré) and inaugurated its relocated and enlarged store in London (Bond Street). Management expects these stores, together with others recently opened, to be a primary source of future growth. As at July 31, 2003, there were 57 directly operated stores.

Yves Saint Laurent enhanced it wholesale network, having obtained in leading US and European department and specialty stores a number of excellent locations for shops-in-shop. These numbered approximately 54 as of July 31, 2003.

(Million of Euros)

	First Half 2003		First Half 2002
	€	%	€	%
Revenues	68.4	100.0%	66.8	100.0%
Gross profit	34.0	49.6%	40.8	61.1%
Operating (loss) before goodwill and trademark amortization and restructuring	(40.3)	(58.9)%	(33.0)	(49.5)%
Restructuring	2.0	2.9%	0.0	0.0
Goodwill and trademark amortization	11.5	16.9%	11.6	17.3%
Operating (loss)	(53.8)	(78.7)%	(44.6)	(66.8)%

Revenues

On a constant currency basis retail sales advanced 7.3%, while wholesale sales increased 27.6% primarily due to growing demand from department and specialty stores.  Royalties declined 19.0% due to the continuing reduction of the number of licences.

Wider assortments of handbags and shoes drove constant currency growth in these categories by 85.5% and 38.9%, respectively. Sales of ready-to-wear declined owing in large part to weak demand in Europe, particularly in the brand’s largest European markets, France and Italy.

Profitability

Yves Saint Laurent’s gross margin was 49.6%, compared to 61.1% in first half 2002, a decline that owed principally to a higher incidence of mark-downs, particularly for ready-to-wear. Yves Saint Laurent’s operating loss before goodwill and trademark amortization and restructuring increased to € 40.3 million from € 33.0 million. The higher losses owed mainly to the lower gross margin and greater store expenses following the opening of new stores in second half 2002 and first half 2003.

The operating loss was € 53.8. million, compared to € 44.6 million in first half 2002.

YSL BEAUTÉ

(Million of Euros)

	First Half 2003		First Half 2002
Revenues	€	%	€	%
By Brand
Yves Saint Laurent	167.8	65.4%	172.0	67.0%
Other Brands(1)	89.0	34.6%	84.9	33.0%
Interdivisional	0.0	0.0%	0.1	0.0%
Total	256.8	100.0%	257.0	100.0%
By Region
Europe	174.5	67.9%	179.6	69.9%
United States	41.9	16.3%	34.7	13.5%
Asia	27.4	10.7%	27.3	10.6%
Rest of World	13.0	5.1%	15.3	6.0%
Interdivisional	0.0	0.0%	0.1	0.0%
Total	256.8	100.0%	257.0	100.0%

(1) Roger & Gallet, Boucheron, Alexander McQueen, Stella McCartney; licensed brands, Fendi Ermengildo Zegna, Oscar de la Renta and Van Cleef & Arpels.

Revenues

Difficult trading conditions globally continued to hamper the prestige fragrance and cosmetics industry, including YSL Beauté. Accordingly, YSL Beauté reported flat sales in the first half. Thanks in part to sales growth on a constant currency basis from the Yves Saint Laurent brand, YSL Beauté achieved 7.2% constant currency sales growth. YSL Beauté experienced continued weak demand in Europe (especially France) and the travel and duty free channel, the latter of which accounts for approximately 14% of sales. Sales in North America advanced after a very difficult first half 2002.

(Million of Euros)

	First Half 2003		First Half 2002
	€	%	€	%
Revenues	256.8	100.0%	257.0	100.0%
Gross profit	184.1	71.7%	190.4	74.1%
Operating (loss) before goodwill and trademark amortization	(25.3)	(9.9)%	(9.1)	(3.5)%
Goodwill and trademark amortization	26.1	10.1%	26.2	10.2%
Operating (loss)	(51.4)	(20.0)%	(35.3)	(13.7)%

Yves Saint Laurent

Sales of Yves Saint Laurent brand perfumes and cosmetics decreased 2.4% to € 167.8 million.  However, measured on a constant currency basis, sales increased 5.2%.  This growth was led principally by make-up and M7, the men’s fragrance launched in Fall 2002.

Other Brands

Sales of Roger & Gallet increased at a mid-single digit pace, while sales of licensed brands Van Cleef & Arpels, Oscar de la Renta and Fendi increased at approximately 10%, due to strong performance at Van Cleef & Arpels. In the course of the first half, YSL Beauté rolled out Kingdom for Alexander McQueen, Essenza di Zegna for Ermengildo Zegna, while developing Stella, the Stella McCartney perfume launched in September.

Profitability

YSL Beauté’s gross margin was 71.7% (€ 184.1 million), compared to 74.1% (€ 190.4 million), a decline due primarily to a change in product mix and the revaluation of the Euro, the currency in which most production costs are sustained, compared to other currencies, particularly the US dollar.

The operating loss before goodwill and trademark amortization increased to € 25.3 million from € 9.1 million owing principally to increased product development, design, communication and selling expenses associated with the launching of the new fragrances.

OTHER OPERATIONS(1)

(Million of Euros)

	First Half 2003		First Half 2002
	€	%	€	%
Revenues	165.0	100%	139.1	100.0%
Operating (loss) before goodwill and trademark amortization and restructuring	(34.5)	(20.9)%	(30.0)	(21.5)%
Restructuring	10.3	6.2%	0.0	0.0%
Goodwill and trademark amortization	16.3	9.9%	15.5	11.2%
Operating (loss)	(61.1)	(37.0)%	(45.5)	(32.7)%

(1) Alexander McQueen; Balenciaga; Bédat & Co.; Bottega Veneta, Boucheron, Sergio Rossi; Stella McCartney; Industrial Operations

In aggregate, the businesses in the Group’s Other Operations generated revenues of € 165.0 million, compared to € 139.1 million in the first half of 2002. The operating loss before goodwill and trademark amortization and restructuring increased to € 34.5 million from € 30.0 million due to the expenditures - primarily store expenses; communication; product development - necessary to develop the businesses.

Restructuring expenses of € 10.3 million related primarily to severance and store closure costs. The operating loss was € 61.1 million, compared to € 45.5 million in first half 2002.

Sergio Rossi

Sergio Rossi sales declined in the first half as the difficult trading conditions impacted wholesale sales, particularly in Europe.  Retail sales, by contrast, increased at a mid-single digit pace.

Boucheron

Boucheron revenues increased at a double-digit pace as retail sales, sales to franchisees and watch sales all advanced in the the first half. After having opened a number of important stores (e.g. London, Ginza Tokyo, Paris), management’s primary focus now is the development and enhancement of the product offering (particularly more accessibly priced product) and the improvement of operating margins. Accordingly, several previously planned store openings were cancelled, causing a significant portion of the restructuring expenses recorded during the period.

Bottega Veneta

Outstanding consumer and trade response to the Spring/Summer collection drove Bottega Veneta revenues, up approximately 33% in the first half. Retail sales advanced 48%. Bottega Veneta opened stores in Japan and Italy.

Bédat & Co.

Bédat & Co. continued to enhance its product offering, while extending distribution in Europe, the United States and Asia.

Emerging Brands

Stella McCartney, Alexander McQueen and Balenciaga each experienced strong consumer and trade response to their Spring/Summer collections and strong sell-in of their Fall/Winter collections. Alexander McQueen opened a store in London in April and another in Milan in June. Stella McCartney, which also inaugurated a store in London in April, opened a store in Los Angeles in September.

OTHER ITEMS

Goodwill and Trademark Amortization

Group goodwill and trademark amortization amounted to € 60.4 million (€ 48.7 million, net of deferred tax), compared to € 61.7 million (€ 50.3 million, net of deferred tax) in first half 2002.

Restructuring expenses

Restructuring expenses included primarily the estimated cost of certain stores closures, inventory write-downs and employee layoffs.

Net Financial Income

Net financial income of € 12.4 million (compared to € 30.8 million in 2002) reflected a 2.7% annualized yield on the Group’s cash under management. The decline in net financial income was due primarily to lower interest rates as well as the Group’s reduced net cash position following significant capital investments and the purchase of shares for treasury in 2002 and first half 2003.

Taxes

Group taxation for first half 2003 was negative € 38.6 million. This resulted from a 25% effective tax rate at the Gucci Division; a 5% effective tax rate on interest income from cash under management; € 11.6 million in reversals of deferred tax liabilities related to trademark amortization; and the impact of tax loss carry-forwards at certain loss making businesses.

Group taxation for first half 2002 was € 4.3 million. This included a 25% effective tax rate at the Gucci Division; a 5% effective tax rate on interest income from cash under management; € 11.4 million in reversals of deferred tax liabilities related to trademark amortization; and the impact of tax loss carry-forwards at certain loss making businesses.

Repurchase of Shares

During the first half of 2003, the Group repurchased 3,203,987 of its own shares for an aggregate cost of € 281.6 million.

Net Income

Group net income was € 23.8 million, compared to € 78.3 million in first half 2002. Fully diluted net income per share in first half 2003 and 2002 was € 0.24 and € 0.76, respectively.

Excluding goodwill and trademark amortization and restructuring, management calculates that the Group’s adjusted fully diluted net income per share in first half 2003 and 2002 would have been € 0.72 and € 1.25, respectively.

SEASONALITY

The Group’s results of operations for a given quarter or half-year are affected by various seasonal influences. Accordingly, Gucci Group’s results for each quarter or half-year are not necessarily indicative of results in the other  quarters or half-year, and the Company’s net income may vary materially from one interim period to another. The second half of any year generally displays somewhat greater net revenues and profits for the Group because of the important Christmas season and holidays in Japan.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that the Group’s financial condition, available credit lines as of July 31, 2003 and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for the Company and all its subsidiaries.

Cash flow used in operating activities was € 22.9 million.  In first half 2002, cash flow provided by operating activities was € 76.8 million. The negative cash flow from operating activities was due to both the fall in net income and the increase (positive “net change”) in assets and liabilities, which amounted to € 176.9 million, compared to € 114.7 million in first half 2002.

Cash flow used in investing activities was € 139.7 million, compared to € 177.6 million in first half 2002. First half 2003 investing activities included € 104.7 million in store openings and refurbishment and € 26.7 million in other capital expenditures. First half 2002 investing activities included € 96.5 million in store openings and refurbishment and € 56.0 million in other capital expenditures.

In first half 2003, net cash provided by financing activities was € 2.3 million, excluding the € 1,347.0 million in share capital reimbursement payable on October 2, 2003. Funds received from the issuance of new debt, € 157.6 million, and the exercise of stock options, € 176.1 million, covered funds used for the payment of dividends, € 49.8 million, and the repurchase of shares, € 281.6 million. In first half 2002 net cash provided by financing activities was € 180.6 million.

As at July 31, 2003, cash and cash equivalents amounted to € 2,690.2 million, compared to € 2,728.1 million at the end of first half 2002. € 1,646.2 million (€ 1,851.8 million at July 31, 2002) were held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities and with acceptable credit quality. As of July 31, 2003 each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue).

As at July 31, 2003, cash and cash equivalents, net of bank overdrafts, short term loans and share capital reimbursement payable to shareholders, amounted to € 798.8 million, compared to € 2,305.6 million at the end of first half 2002.  The share capital reimbursement payable to shareholders, a current liability payable on October 2, 2003, following shareholder approval of the proposal at the Annual General Meeting on July 16, 2003,  was € 1,347.0 million as of July 31, 2003.

Store leases represent a major financial commitment for the Group. As at July 31, 2003, the minimum future store lease rentals for contracts with fixed rental payments amounted to € 744.1 million, compared to € 597.1 million on July 31, 2002. The present value of the minimum rental payments calculated using current market interest rates was € 602.2 million at July 31, 2003, compared to € 487.5 million at July 31, 2002. A significant portion of the Group’s retail space is rented under lease contracts that provide partially or entirely for variable rent calculated as a percentage of sales. Such rental payments amounted to € 44.5 million in first half 2003, compared to € 46.9 million in first half 2002.

Long-term tax payable and deferred tax liabilities (primarily deferred tax liabilities related to the non-deductibility for tax purposes of the future amortization of trademarks and brand licenses acquired in previous periods) were € 349.5 million at July 31, 2003, compared to € 373.2 million at January 31, 2003.

SUBSEQUENT EVENTS

Following the Supervisory Board proposal and shareholder approval of a € 13.50 per share payment, on October 2, 2003 the Company effected a € 1,347.0 million return of capital to shareholders.  As a result of this payment, the Gucci Group had net financial indebtedness of approximately € 250 million as of October 2. Management believes future cash flows and available credit lines provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for the Company and all its subsidiaries.

On November 4, 2003 Domenico De Sole, President and Chief Executive Officer and Chairman of the Management Board, and Tom Ford Creative Director and Vice Chairman of the Management Board, announced that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004. Gucci Group’s Supervisory Board has established a Committee to select their successors. Both Mr. De Sole and Mr. Ford expect to remain in their positions until April, 30 2004 in order to facilitate a smooth transition to new management.

CORPORATE INFORMATION

Supervisory Board

Adrian D.P. Bellamy (Chairman)

Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Benckiser plc, Director of Gap, Inc., Director of The Robert Mondavi Corporation, Director of Williams-Sonoma, Inc.

Patricia Barbizet

Chief Executive Officer of Artemis S.A., Chairman of the Supervisory Board of PPR, Member of the board of several operating companies affiliated with Artemis S.A. and PPR

Aureliano Benedetti

Chairman of the board of directors of Cassa di Risparmio di Firenze S.p.A., Centro Vita Assicurazioni S.p.A., Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association), and Member of the board of several industrial and financial companies

Reto F. Domeniconi

Director of several international industrial and financial companies

Patrice Marteau

Chief Financial Officer of PPR, Member of the board of several operating companies affiliated with PPR

François Henri Pinault

General Partner and Manager of Financière Pinault (parent of Artemis S.A.), Chairman of Artemis S.A., Vice Chairman of the Supervisory Board of PPR, and Member of the board of several operating companies affiliated with Artemis S.A. and PPR

Karel Vuursteen

Ex-Chairman Executive Board of Heineken N.V., Director of AB Electrolux, Chairman of Randstad Holding N.V., Vice Chairman of the Supervisory Board of Nyenrode University, Director of Akzo Nobel N.V., Koninklijke Ahold N.V. and ING Group N.V.

Serge Weinberg

Chief Executive Officer and Chairman of the Management Board of PPR, Member of the board of several operating companies affiliated with Artemis S.A. and PPR, Member of the Board of AFEP (Association Française des Entreprises Privées), Member of the Advisory Board of the Banque de France

Management Board

Domenico De Sole (Chairman)

President, Chief Executive Officer and Chairman of the Management Board

Tom Ford (Vice Chairman)

Creative Director and Vice Chairman of the Management Board

Aart Cooiman

Executive of “Staten” Trust en Administratiekantoor B.V.

Management Committee

Domenico De Sole

President, Chief Executive Officer
Chairman of the Management Board

Tom Ford

Creative Director

Vice Chairman of the Management Board

Jacques-Philippe Auriol

President and Chief Executive Officer of Gucci Group Watches

Brian Blake

Gucci Group Executive Vice President

President and Chief Executive Officer of Boucheron

Patrizio di Marco

President and Chief Executive Officer of Bottega Veneta

Mark Lee

President and Chief Executive Officer of Yves Saint Laurent

James McArthur

Gucci Group Executive Vice President

Director of Strategy and Acquisitions and President of Emerging Brands

Claudio Paulich

Chief Executive Officer of Sergio Rossi

Renato Ricci

Worldwide Director of Human Resources

Chantal Roos

President and Chief Executive Officer of YSL Beauté

Giacomo Santucci

President and Chief Executive Officer of Gucci Division

Robert Singer

Gucci Group Executive Vice President

Chief Financial Officer

Corporate Headquarters

Registered address:

Gucci Group N.V.

Rembrandt Tower, 1 Amstelplein,

1096 HA Amsterdam, The Netherlands

Phone: 31-20-462-1700

Fax: 31-20-465-3569

Website: www.guccigroup.com

Investor Contact

Cedric Magnelia and Enza Dominijanni

Directors of Investor Relations

Amsterdam:

Phone: 31-20-462-1707

Fax: 31-20-465-3569

Florence:

Phone: 39-055-7592-2456

Fax: 39-055-7592-2478

Email: investor_relations@gucci.it

Gucci Group N.V. Shares

Gucci Group is listed and traded on the Euronext Amsterdam Stock Exchange under the symbol GCCI.AS and is a component of the AEX index. The Company’s shares also are traded on the New York Stock Exchange under the symbol GUC.

Transfer Agents:

The Bank of New York

Investor Relations

P.O. Box 11258

Church Street Station

New York, N.Y. 10286-1258 U.S.A.

Toll Free for domestic callers:

1-888-BNY-ADRS (1-888-269-2377)

International Callers can call:

1-610-312-5315

shareowners@bankofny.com

www.adrbny.com

www.stockbny.com

ING Bank N.V.

Van Heenvlietlaan 220

Location code: BV.06.01

1083 CN Amsterdam, The Netherlands

Phone: 31-20-7979-399

Fax: 31-20-7979-607

Independent Accountants

PricewaterhouseCoopers Accountants N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands